UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-C

For Period Ended: September 30, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:

                        Full Name of Registrant                                   Nexia Holdings, Inc.

Former Name if Applicable                              N/A

Address of Principal Executive Office:             59 West 100 South, Second Floor
                                                                                             Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            [  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s 3rd Quarter 10-QSB has been delayed due to the Company’s acquisition of the Black Chandelier operations by Gold Fusion Laboratories, Inc., a subsidiary of the Company, and the accounting required by the acquisition of these operations. The Company was not able to hire additional accounting staff to meet the additional accounting burden of the new operations. As a result of these issues, the Company has faced unavoidable delays in the timely preparation of the information required by its 10-QSB for the third quarter of 2006 and that 10-QSB cannot be timely completed without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

    Richard D. Surber        President          (801)575-8073
          (Name)                    (Title)       (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
       ( X ) Yes (   ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                        ( X ) Yes (   ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Change in the results of operations:

As a result of the acquisition during the third quarter of 2006 of the retail operations of Black chandelier by the Company’s subsidiary Gold Fusion Laboratories, Inc. it is anticipated that the results of operation for the Company on a consolidated basis will result in a significant increase in revenue due to the retail sales and operations of Black Chandelier, especially when combined with the results from the operations of the Landis salon. The need to produce consolidated results reporting on the comparable periods during the third quarter of 2005 will reflect significant changes in the results to be reported by the Company. The estimated gross revenue for the nine months ended September 30, 2006 is expected to be $1,111,127 compared to $254,702 for the same period in 2005. Assets and liabilities are expected to reflect changes based upon the addition of these operations, the estimated amount of total assets are expected to be $4,983,157 compared to $4,319,916 for the year ended December 31, 2005 and liabilities are expected to be $3,828,234 compared to $3,120,305 for the year ended December 31, 2005. The resulting estimate for net equity as of September 30, 2006 is $1,060,807 compared to net equity of $963,185 as of the year end December 31, 2005.

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Nexia Holdings, Inc. (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2006	By:	/s/ Richard D. Surber
Richard D. Surber President

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